UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-_____________

METASWARM, INC.
(Name of Small Business Issuer in its charter)

Florida	65-1081050
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

530 S. Lake Ave. #186
Pasadena, CA 91101
(Address of principal executive offices)

Issuer's telephone number : 626-792-0153

Copies to:
Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Act:

Title of each class	Name of Exchange on which to be so registered each class is to be registered
Common Stock, no par value	N/A

ITEM 1. DESCRIPTION OF BUSINESS

Overview

We are a development-stage company focusing on specialized personal and commercial information assurance solutions, including validated messaging services, validated transaction services, anti-fraud and anti-spam products, and relationship analysis solutions for the Internet e-commerce markets.  Our primary focus is applications and services for cell phones, and other personal wireless devices. Additionally, our products will be made available for legacy desktop systems.

Organizational History

 We were incorporated under the laws of the state of  Florida on January 3, 2001 under the name “e-Auto Network, Inc.” with authorized common stock of 100,000,000 shares with no par value and 100,000 preferred shares with no par value. On March 26, 2007, we changed our name to “Metaswarm, Inc.” and increased our authorized common stock to 300,000,000 shares and our preferred stock to 10,000,000 shares with no par value.

On April 7,  2007 we completed the acquisition of all outstanding stock of MetaSwarm Holdings, Inc. (subsidiary) by the issuance of 81,102,808 shares of its common capital stock, representing 86.9% of the outstanding stock after the acquisition, which was accounted for as a reverse acquisition,  in which MetaSwarm Holdings, Inc. was considered to be the acquirer of MetaSwarm, Inc.

MetaSwarm Holdings, Inc. (subsidiary) was organized on November 9, 2006 under the laws of the state of Nevada.  On November 17, 2006, MetaSwarm Holdings, Inc. entered into an Agreement and Plan or Reorganization with MetaSwarm Corporation, a British Virgin Islands corporation and MetaSwarm Holding Ltd., a British Virgin Islands corporation (the “Reorganization Agreement”), whereby it acquired all of the outstanding stock of the following entities:

Company	Date of Organization	Place of Organization
MetaSwarm Holding Ltd	November 5, 2004	British Virgin Islands
MetaSwarm Corporation	November 5, 2004	British Virgin Islands
MetaSwarm Inc.	December 13, 2004	Nevada, USA
MetaSwarm Ltd	April 26, 2005	Hong Kong, China

Industry Background

Evolution of the Internet

Since its inception in the 1980’s, the Internet has evolved from a test medium used primarily by universities.  It experienced a growth of interest in the 1990’s.  Now everything is web-based and web services are evolving, such as Real Simple Syndication (RSS) news services that are delivered to users with a particular interest set.  The explosive growth of cellular phones has capitulated wireless messaging and cellular-based Internet access to the forefront.  Individuals and businesses are now conducting more business online than ever before.  These activities include the buying and selling of products, banking and data collection and storage.  However, with this increase in transactions conducted via the Internet, the perpetration of online fraud has also grown.

Personal Wireless Platforms

Handheld electronic devices have become even more popular than personal computers.  A variety of handheld devices including cellular phones, personal digital assistants (PDAs) and pagers include wireless Internet access.  These devices allow users to surf the Internet, check e-mail, purchase and sell products and conduct online banking directly from their wireless device.

Degeneration of the Internet

The Internet has degenerated to a type of Wild Wild West free-for-all.  The rapid growth of cellular phone usage coupled with the wireless Internet capabilities now available on these devices has spurned excessive growth in Internet activity.  There are now 2.8 billion cellular phone users worldwide with more than 41 million new users per month.   The ubiquitous nature of wireless Internet devices, and the corresponding increases in number of users, makes them attractive targets for identity theft and online fraud.

•	The Internet provides a cheap and efficient medium for phishing messages and pharming websites that lead to identity theft as well as to outright fraud.

•	There have been no effective methods for controlling Internet fraud, phishing, pharming, pornography, or the voluminous commercial messages.

•
Phishers and pharmers are technically sophisticated and are able to automate the processes that make the Internet a cheap advertising medium, and are able to overcome the few attempts made to control them.

Phishing and Pharming

Phishing attacks use both social engineering and technical subterfuge to steal consumers’ personal identity data and financial account credentials.  Social engineering schemes use spoofed e-mails to lead consumers to counterfeit Web sites that are designed to trick recipients into divulging financial data such as credit card numbers, account usernames, account numbers, passwords, IDs, pins and Social Security numbers.  Hijacking brand names of banks, e-retailers, and credit card companies, phishers often convince recipients to respond.  Technical subterfuge schemes plant crimeware into PCs in order to steal credentials directly often using Trojan keylogger spyware.  Pharming crimeware misdirects users to fraudulent sites or proxy servers, typically through DNS hijacking or poisoning.

Evolution of Phishing and Pharming

Early on, phishing for credit card details was relatively unsophisticated.  An email would be sent, which contained a link to a fictitious Web site that looked legitimate.  The Web site address was often not a domain but simply an IP address.  The e-mails were often poorly written with spelling mistakes and improper grammar.  The sophistication of Phishing attacks, however, evolved quickly and became harder to recognize.  The e-mails contained better writing and spelling and the content became more convincing.  Phishers quickly became more proficient, often using HTML that contained images and graphics from legitimate banks or financial organizations.  The links represented in these e-mails made them appear as if they’d been sent from the real corporation.  This is very easy to accomplish in HTML because the link can be given any name or description while the true destination remains hidden.  The e-mails typically ask the reader to update personal and confidential information under the guise of improving security systems or because a potential breach of information has occurred.   The email usually contains a link to a fake Web site that very closely resembles the web site of the actual institution.  Once the individual enters information on the fake Web page, it is stored allowing the Phisher to recover the information later.

Phishers began using the credit card and bank data they obtained through phishing to obtain money and merchandise.  In response to increased phishing attempts, consumers were encouraged to verify that the sites that they visited contained the correct URL.  In addition, a yellow padlock symbol would appear in the browser’s status bar of a secured site.  A fake Web site created to phish data did not contain this symbol.  This has changed, however, as phishers have now developed technology which enables them to display false padlock symbols in the status bars of their fake Web sites.  As consumer awareness of phishing has continued to grow, the methods utilized by phishers have evolved.  Phishers no longer rely on e-mails persuading consumers to visit their fake Web sites.  Phishers now utilize keylogging Trojans.  These keylogging Trojans are deployed as soon as a user visits his or her bank’s Web site. The Trojans log all keys typed, including the user’s account numbers and passwords, and send them back to the Phisher.

The financial services industry (including banks, brokerage houses, e-commerce companies, and insurance companies) is the most targeted sector for phishing attacks.  Until 2004, phishing was almost unknown outside of the United States, United Kingdom and Australia.  Today it is spreading to developed countries all around the globe.  In brand hijacking, a phishing message or pharming website appears to be from a legitimate institution, either a corporation (generally, a financial institution) or now even a government agency (such as the Internal Revenue Service).  Brand hijacking can cost the target institution not only in financial terms but also in terms of its reputation.  Institutions can only react to brand hijacking when it is discovered.  Even though discovery can take place within days, it’s long enough to make a financial and reputational impact.  To date there have been no technological constraints to keep phishing from spreading to any country, or in any language in which e-commerce is conducted.

Our Solution to Protecting the Users of Personal Wireless Platforms from Online Fraud – MetaSwarm Validated Messaging

Individual and corporate users of the Internet have four primary areas of concern:

•	Online Fraud – protecting against phishing attacks whether made via email, SMS or IM/IRC
•	Reputation abuse – protecting against brand hijacking
•
Message overload – managing the vast number of email, SM and IM/IRC messages that even individuals receive on a daily basis, including protecting against spam and guarding against inappropriate or undesirable messages

•	Lack of monitoring, filtering and control – protecting against inappropriate or undesirable messaging and website content, for corporations and enterprises

The MetaSwarm system provides applications for validated messaging, validated advertising, and validated transactions.  The validation applications promote Internet trust by providing certainty—certainty that a message or web page originated from the authorized sender entity, certainty that it is delivered or posted unaltered, and certainty that a message or website is what it purports to be.

When transacting business on the Internet, consumers expect the companies that they do business with to:
•	provide secure online communication;
•	protect consumer data from thieves at no additional cost; and
•	provide authentication of their web sites each time a user visits their site

We believe our  MetaSwarm system can satisfy these consumer expectations by providing personal and commercial information assurance that will enable merchants, banks and other businesses to continue to grow their online businesses.

Credit Card and Banking Fraud

Credit card and banking fraud encompass identify theft instances in which a perpetrator uses stolen private information to perform financial transactions.  The private information may have been stolen through online phishing or pharming scams, or through man-in-the-middle attacks—whether online or physically (as in observing a user enter a PIN at an ATM and then stealing the ATM card).

Multiple mechanisms exist for authenticating a user, such as using passwords, software tokens, biometrics, SmartCards, certificates, and two-factor (in which more than one thing is required to authenticate a user).  Mechanisms such as passwords and software tokens are susceptible to theft and are therefore not entirely secure.  Other mechanisms such as biometrics, SmartCards and two-factor are costly.  Another alternative, certificates, have proved to be unwieldy for large-scale implementation.

With the rise of online sales and online banking, preventing credit card and banking fraud is of paramount concern to users and financial institutions, with financial institutions carrying the burden for implementing expensive authentication mechanisms.

Our Solution to Protecting the Users of Personal Wireless Platforms from Credit Card and Banking Fraud - MetaSwarm Validated Transaction Services

With the MetaSwarm system, our clients will be able to leverage the increasing use of cell phones to provide Validated Transaction Services.  The same validation mechanism that the MetaSwarm system uses to provide Validated Messaging serves as the basis for Validated Transaction Services.

The Validated Transaction Service is a two-factor system in which the cell phone replaces the key fob used by two-factor authentication systems, such as RSA.

A bank or credit card customer registers with the bank or credit card company to use the Validated Transaction Service.  When the customer initiates a transaction, at an ATM for example, after entering the PIN, the bank sends a validated text message to the customer’s cell phone with a passcode.  The customer then has a limited time (typically 30 to 60 seconds) to enter the passcode at the ATM to complete the authentication.

The MetaSwarm Validated Transaction Service will provide a simple solution.  The key is the validated message from the bank or credit card company.  Because the message is validated, the customer knows with certainty that the message with the passcode really is from the specific bank or credit card company.  Also, the bank and credit card company can be relatively certain that the person who entered the PIN and holds the cell phone that receives the validated message is the same.

In addition, the validation can take place for each transaction that the customer performs.  This capability totally removes man-in-the-middle attacks in which authenticating information is intercepted between multiple transactions during the same session.

Message Overload

Spam is the Internet’s version of annoying junk mail, telemarketing calls during dinner, crank phone calls, and leaflets pasted around town, all rolled up into a single annoying electronic bundle.

Productivity loss due to spam has become an issue for organizations where, on average, each email user spends 10 minutes a day dealing with spam, and IT staffs spend 43 minutes a day dealing with it.

Even in spite of the new laws and the current anti-spam technology, the spam volume is increasing. In fact, unsolicited commercial email (spam) is increasing at such an alarming rate that it is threatening to render email useless as a form of communications.  Already there is an increase in instant messaging (IM) as a way to bypass email use.  However, IM use will also increase corporate costs as corporations move to satisfy requirements for IM tracking and archiving.  In addition, IM is subject to spam; as IM use increases so will IM spam as spammers seek new targets.

Mobile short message service (SMS) is also subject to spam, as is evident in Asia and Europe where SMS is used more than in the US.

Although the market for email anti-spam products is saturated, we believe that end users see the existing products as being basically ineffective.

Most anti-spam products focus on email spam.  In the SMS arena, there exists the Bayesian approach, which is similar to that used for email spam, and there is the “postage paid” approach.  Besides the unpopularity of the postage paid approach, the technique is not effective because it either stifles advertising or makes it available only to groups that can pay a lot of money (the “big players").

Message management, however, is more than identifying and blocking spam.  It encompasses managing messages overall, including sorting and classifying messages and providing enough information for users to set filters adequate for their needs.  MetaSwarm is designed to be a comprehensive message management system.

Our Solution to Protecting the Users of Personal Wireless Platforms from Message Overload - MetaSwarm

With the MetaSwarm system, our clients will be able to determine whether email, SMS, and IM/IRC messages are bulk or non-bulk (or unique).  If messages are bulk, MetaSwarm will further enable our clients to determine whether the messages are conforming bulk (such as newsletters) or non-conforming (such as spam and phishing messages).

Using Bulk Message Envelope (BME) technology, MetaSwarm will reduce a message to an invariant form and then create hashes from it.  The hashed result is the essence of the message, stripped of all elements that spammers or phishers may include in the message.  This greatly minimizes the effort required to keep up to date with spammers and phishers.

Algorithmic technologies preclude human interaction in the processing of messages. This removes the subjective aspect of classifying messages as spam and preserves privacy.

Reducing messages to their hashed form is fast.  Subsequent BME analysis takes place on the hashed results of messages, which are reduced in size by 83% and thereby minimizing the computational resources required to analyze large numbers of messages.

There is no risk of rejecting good messages. BME technology clearly recognizes unique messages.  Also, the user interface allows individuals and system administrators to easily classify bulk messages that are acceptable to one or more individuals or organizations.

BME technology is completely language-independent.  It can process messages written in any language, separately or together.

Clustering mechanisms through BME analysis provide insight into the interconnections among spammer and phishing entities.  Spam may no longer be seen as separate annoying messages, but as an entire chain of spammer entities linked by business objectives. The MetaSwarm system is capable of blocking these spammer entities in order  to neutralize the entire chain

The MetaSwarm message management system is designed to become more efficient with increasing message volume.  BMEs make possible easy and efficient management of any number of messages, from 1 to 1 billion.  As BME analysis of incoming messages takes place, MetaSwarm can block unacceptable or undesirable messages from being delivered.

In addition, cluster analysis enables MetaSwarm to continually generate blacklists that reflect the actual and current real-time state of spam on the Internet.  It can generate blacklists—in minutes—consisting of thousands and tens of thousands of spammer domains.  These blacklists may be made available, separately or in aggregated form, to individuals or organizations too small to generate blacklists large enough to be useful.

Monitoring, Filtering, and Control

The Internet is the new frontier for interpersonal relations.  Children are logging on to the Internet more than ever before, searching for interesting information, playing games, chatting with friends, and getting help with schoolwork.  The Internet has opened up a whole new world for them.

The online world, like the real world, is made up of a wide array of people.  Most are decent and respectful, but some may be rude, obnoxious, insulting, or even mean and exploitative.  Areas full of sex, violence, drugs, and other adult themes are another possible danger for children.  The fact that crimes can be committed online, however, is not a reason to stop children from using Internet services.  Children need parental supervision and common sense advice on how to make their experiences with the Internet happy, healthy, and productive.

In the wake of increasing concern by parents of net-savvy children about objectionable content, limiting access to objectionable information has a growing demand.

In the corporate world, corporations have similar problems with employee access to inappropriate messaging and websites.  In addition, corporations may want to restrict access to particular protocols.

Corporations and government agencies also want to be able to discover brand hijackers as soon as possible.

Today, due to the limited availability of efficient technology, most authorities rely on simple computer search tools and large amounts of manpower to compete with and fight against legions of hackers and online criminals.  Because of the complexity and constantly evolving nature of Internet technologies, the effectiveness and efficiency of the current generation of tools is not meeting the needs of authorities to suppress fraudulent use.

There is a huge demand among government authorities around the world for efficient computing tools that help fight Internet fraud. This is especially the case in countries that tightly regulate Internet usage and undesirable content, and that strictly prohibit fraudulent messages.

Our Solution to Monitoring, Filtering, and Control – MetaSwarm

With the MetaSwarm system, clients have available to them sets of properties for messages and websites.  For messages, properties include:

•	Transmission properties, including:

o	Sender names
o	Recipient names
o	Domains
o	Number of relays used
o	Timestamps
o	IP addresses
o	Routing information
o	Hosts

•	Construction properties (also referred to as heuristics or styles), such as use of:

o	Invisible text
o	Scripts (such as JavaScript)
o	HTML tags

•	Content-based properties, such as:

o	Content classification (non-bulk, conforming bulk, non-conforming bulk)
o	Content categorization (religious, political, pharmaceutical, pornographic, financial, other user-defined categories)
o	Content subcategorization (user-defined tokens of interest)

•	Relational properties that indicate how a message relates to other messages or to websites with respect to any property

For websites, properties include:

•	Hosting properties, including:

o	Protocol use
o	Port use
o	IP address(es)
o	Owner or third-party host
o	IP address(es) for third-party host
o	Network service provider (NSP)
o	Internet service provider (ISP)
o	Hosting service provider
o	Routing information

•	Content-based properties, such as:
o	Multiplicities (identical or substantially similar to other websites)
o	Content categorization (religious, political, pharmaceutical, pornographic, financial, other user-defined categories)
o	Content subcategorization (user-defined tokens of interest)

●	Relational properties that indicate how a website relates to other websites or to messages with respect to any property

With MetaSwarm, our clients will be able to monitor, filter, and control access to websites and manage messages based on any one property or any combination of properties.

Our Technology
We have filed over 34 Patents Pending.  Our technologies represent the key building blocks of our MetaSwarm system.

Validation

The premise for MetaSwarm’s validation technology is to verify what is real, rather than attempt to identify what might be bad.  We believe that verifying  what is real is certain and effective, and much more efficient than trying to identify what is bad when the bad is constantly changing.

To verify what is real, MetaSwarm uses Partner Lists, notPhish tags, and Behavioral Envelope technology to validate that messages and websites are genuine; that is, they are not forged, fake, or in any way altered.  A browser plug-in enables users to check the validity of a message or website.

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Partner List.  A client that wants to protect itself from phishing messages can use the Partner List to identify links to valid addresses and other validation properties of its outgoing messages, as well as to identify valid websites.  An organization may share its Partner List with an AggCenter or with an ISP that has implemented the MetaSwarm system. An AggCenter is a repository of up-to-date Partner Lists.

•	notPhish tags. A client that implements the MetaSwarm system embeds notPhish tags in all of its outgoing messages. The tags have a format, such as:

<notphish a = "bank0.com"/ >; where the organization is called, for example, bank0.

The tag indicates that a Partner List is available for the sending organization.  The tag may include attributes that enable the sending organization to have multiple Partner Lists, each list possibly varying by the partners included in the list or by its activation date.

The tag attributes may also include specifications for variable data.  Such specifications enable customization of mass mailings, while allowing explicit validation of all static data.

•
notPhish plug-in. A client that implements notPhish may distribute the notPhish client plug-in to its customers, either via a compact disc ("CD") mailing or via network download to the customer’s cell phone or computer.  In a customer’s browser window, a notPhish icon appears that dynamically indicates a message or website to be valid or invalid based on the corresponding Partner List.

A browser with the notPhish plug-in finds the notPhish tags in a message or website and either (1) uses a static local Partner List collected daily from an AggCenter, or (2) queries an AggCenter for the target organization’s Partner List. It may be a client’s own system, an ISP, or a third-party.

The plug-in then applies the Partner List against base domains and other properties found in the message or website, and indicates whether all domains are valid or invalid.  If even one element of a property is invalid, then the entire message is invalid.

HyperSwarming

HyperSwarming is a powerful set of technologies that enables efficient management of  vast amounts of information.  They include:

•	Behavioral Envelope Annotation: HyperSwarm processes annotate Behavioral Envelopes. The annotations are based on:

o
Transmission characteristics that indicate concrete details of a message or website, such as, for messages, the sender and recipient names, domains, number of relays used, timestamps, IP addresses, etc.

o	Construction characteristics that indicate whether a message or website uses obfuscating methods, such as use of invisible text, scripts, HTML tags, etc.

o
Content-based characteristics that classify the content of a message or website. MetaSwarm uses a base set of categories for annotating the content, including religious, political, pharmaceutical, pornographic, and financial.  Categories and subcategories are customizable—users may define any set of tokens of interest, including Bayesian fuzzy keyword or token phrases.

Because of the language-independence of the MetaSwarm technologies, keywords and tokens may be in any language.

o	Relational characteristics that indicate how an entity (message or website) relates to other entities with respect to any of the transmission, construction, or content-based characteristics.

•
Swarming and HyperSwarming: The swarming process builds relationship models for a specific type of Behavioral Envelope (bulk messages, websites, message emitters, and message receivers).  The swarming is based on the Behavioral Envelope annotations.  So, for example, email messages with a common annotation would be clustered together.

HyperSwarming takes swarming to a higher level, building relationship models across different types of Behavioral Envelopes.  HyperSwarming relates information gleaned from email messages, for example, to information gleaned from websites.  So, an email message with a particular annotation may be linked to one or multiple websites with the same annotation.

HyperSwarming can build relationships based on a focal point, such as a single message or website in the same space (e.g., email or website) or across spaces (e.g., email and website).

•	SwarmTracking: SwarmTracking is the data mining technology used with HyperSwarming, providing analysis tools for following the relationships made evident through swarming and HyperSwarming.

HyperSwarming makes possible monitoring, filtering, and control mechanisms:

•
Monitoring– Data mining can be highly targeted and can be automated based on specific Behavioral Envelope properties or on user-specified tokens.  Automated reporting and notification further reduce the time and attention required of human resources.

•	Filtering– Filtering can be content-based (to filter out spam, for example), or it can be based on any Behavioral Envelope property, including filtering by protocol or port usage.

•
Control– Web-based interfaces enable users to specify control levels, including Parental Control (to protect children against inappropriate messages and websites), Corporate Control (to protect against misuse or abuse of corporate intranets), and Access Control by User and/or Protocol (HTTP, SMTP, FTP, DNS, etc.)

Body Link Analysis

Early in our development, we realized the importance of focusing on the links in message bodies, links that spam and phishing messages use to lure users to fraudulent sites.  Body links may route a user to any of numerous domains. However, MetaSwarm technologies analyze body links and the extracted base domains; that is, the domains that are costly to acquire.  We believe that the  focus on base domains leads more directly to phishers and spammers.

In addition, we believe that our technologies resolve the base domains of redirected and constructed links in message bodies.  Some fraudulent messages use a forwarding structure that redirects a seemingly valid address to a fraudulent one.  In addition , some fraudulent messages programmatically (using JavaScript, for example) create a link “on the fly”, such that no link may be visible in the message—precluding a simple search for body links.  This is one of many countermeasures that are already built-in to MetaSwarm technologies.

Anonymous Data Correlation

                As a collection descriptor, a Behavioral Envelope represents the characteristics of a message or website—while retaining the privacy of the contents. This feature makes possible anonymous data correlation that enables the sharing of information without divulging private or confidential data.

               With anonymous data correlation, one owner of a Behavioral Envelope database can search the Behavioral Envelope database of a second owner—without either owner kowing the contents or scope of the other’s database:

•
If the search yields a match, then both owners know that they share some data elements, which may be cause for further investigation by either or both database owners, or the owners may choose to share additional data relating to the shared elements.

•	If the search does not yield a match, then each owner remains unaware of the other’s database contents.

               Anonymous data correlation provides a basis for collaboration by groups that typically do not share data.

Behavioral Envelope (BE) Construction

      A Behavioral Envelope represents the combined characteristics of a message, website, or other form of electronic communication.  An important feature of Behavioral Envelopes  is the capability of comparing large numbers of them in minimal time.  The Behavioral Envelope differs depending on the type of electronic communication:

•
Bulk Message Envelope: A bulk message is an email, SMS, or IM/IRC message for which many copies are sent to users.  Most spam consists of bulk messages.  We can find messages that have identical or substantially similar properties; and create a description that defines the properties of the collection of messages.  The message collection descriptor is the Bulk Message Envelope (BME).

•
Bulk Website Envelope:  Each website has a set of characteristics based on its structure and contents.  In the same way that a BME is a collection descriptor of a message, the Bulk Website Envelope (BWE) is a collection descriptor for a website (or blog).  Given the nature and diversity of websites, no two websites should be identical, unless it is mirrored (in which case the mirrored site should have been authorized).  Therefore, identical and substantially similar websites raise a flag.  The BWE makes possible a comparison of tens of thousands of websites that can lead to fake or cloned websites.

•
Bulk Emitter Envelope and Bulk Receiver Envelope: Whereas the Bulk Message and Website Envelopes are content-based, the Bulk Emitter and Receiver Envelopes are media-based.  They center on message propagation and the channel end points.  The Bulk Emitter Envelope (BEE) profiles the original emitter mail server and any intermediate re-mailers and relays.  The Bulk Receiver Envelope (BRE) profiles the receiving mail server or re-mailer.  The profiles indicate whether any obfuscation has been attempted anywhere in the message transmission chain.

Future Opportunities

We believe that the growth of Internet e-commerce is non-stop.  Internet trust will be a challenge to the industry.  Hackers, Internet thieves, and any other attackers will never cease their exploitation on the Internet.

We believe that MetaSwarm will play a very important role in the Internet world as a gate keeper, preventing phishers from spoofing message communications and websites of our corporate customers.  We believe that online validation of any e-commerce, e-trading, and even serious business will become part of standard operating procedures.

As a result, we intend to explore more business opportunities, such as:

•	Validation services for local businesses (second tier validation)

•	Anti-click fraud tools

•	Trusted search capabilities

•	Reputation management platform for business entities’ information and credibility providers

•	Blog and RSS entry validation tools

•	Other validation opportunities

Partnerships

Distributors/Partnerships

In those countries or regions where we may encounter operational constraints due to political, religious, economical, or other reasons, we may appoint local reputable IT firms as distributors or partnerships to represent us locally.  Thus, combining our international business strategy and the expertise of local business partners to market and sell our MetaSwarm systems in these areas.

 We intend to provide overall marketing, sales, and technical support to these distributors/partners to ensure our products and services have been well represented, and that they serve the customers in the most satisfactory manner possible.

Competition

Our Competition in the Anti-Fraud Market

Our competitors usually use one or more methods, including:

•	Sender authentication

•	Expert systems (Bayesians, neural nets, artificial intelligence)

•	Heuristic (style) analysis

•	Domain registration monitoring

•	Two-factor identification

•	White lists and blacklists

•	Search for fake websites

The methods used by anti-phishing competitors have disadvantages that restrict their usefulness in various ways, including:

•
The short life of phishing domains (as short as 6 hours) makes some methods ineffective. They do not protect against robot networks (bot nets), which can use thousands of computers at a time as destinations for links in phishing messages.

•	They are computationally intensive; for example, when signing messages using Public Key Infrastructure (PKI).

•	They may be inconvenient. Users must have available a device to enter a constantly changing password for two-factor identification.

•	They are not deterministic. That is, they are not 100% accurate in their validation of genuine messages and websites.

In our opinion, none of our competition has an automated solution.  Our competition uses human researchers to determine whether reputation abuse is taking place, which we believe is dramatically inefficient and is non-scalable due to message and website volume, as well as to language limitations.

MetaSwarm, on the contrary, is automated and language-independent.

Our Competition in the Credit Card and Banking Fraud Market

In the two-factor authentication arena, financial institutions, such as banks, distribute key fobs to customers who request them.  The fobs and the synchronization servers are expensive for the bank.  Their use is limited to customers who request the additional security or for customers using certain banking services, such as online wire transfers.  Because of its limited use, the security that two-factor authentication provides the institution is also limited.

For the customer, carrying a key fob may be an inconvenience.  The customer may also have the inconvenience of carrying multiple key fobs, one for each pertinent account in multiple financial institutions.  With our MetaSwarm Validated Transaction Service, the customer can register with any number of financial institutions and have them send validated messages to the same cell phone.

Our Message Management Competition

In our view, our competition in the market does not focus on message management.  Rather, their focus appears to be on anti-spam measures.  There are quite a number of anti-spam products currently deployed in the market.  Generally, our competition focuses on:
o	Bad words
o	Bad styles
o	Existing links to a website in a blacklist, where the blacklists are generated in large part by manually-identified spam messages—which is highly inefficient and demonstrated ineffective

We believe that our competitor’s anti-spam solutions may ease the problem, but only temporarily; and generally at the price of false positive identifications.  In our opinion, these anti-spam solutions are essentially filters that target specific aspects of spam email.  Competing anti-spam solutions usually use one or more methods, including:

o	Bayesian filters
o	Textual analysis, including keyword scanning
o	Heuristic (style) analysis
o	Semantic/Intent analysis
o	White lists
o	Black lists
o	Challenge response
o	Network verification

We believe that the  methods used by our competition’s anti-spam solutions have disadvantages that restrict their usefulness in any of various ways, including:

o	The amount of effort to keep up to date with spammers that continually evolve their techniques in response to anti-spam solutions.

o	The human interaction required to define spam and non-spam, which is not only subjective (spam to one person is not spam to another) but it intrudes on the privacy of the messages.

o	The intensive computational resources required to analyze a given method’s rule set.

o	The higher risk of inadvertently rejecting good email.

o	Language-dependence, which is a major restriction in a space that is truly global.

o	The lack of a comprehensive or broader view of spam interconnections.

Our Competition in the Monitoring, Filtering and Control Market

At the Corporate/Enterprise level, firewalls represent the solutions for monitoring and controlling corporate access to websites and messages.  MicroTrend, Symantec, and Trustix are three of the major players in this arena.  With respect to messaging, the firewalls rely entirely on keyword analysis, and/or on blacklists.  For websites, they rely almost exclusively on blacklists without any idea of the content or reputation of the websites in the blacklist.  Firewalls rely on the blacklist providers, who build the blacklists manually, thereby presenting the problem relating to the currency and validity of the blacklist entries.  Manually-built blacklists are never up-to-date and are never complete because of the sheer volume of websites, and the human attention and language required to do it.

The MetaSwarm system is automated and the website and message classification can be fine grained.  That means that Corporate users can know what to block and what not to block.  MetaSwarm can automatically manage it.  The key element is determining what a mass mailing is and what is not.  MetaSwarm is capable of making  such determinations deterministically.

At the Home level, parental control is the primary issue.  A large number of parental control products exist, including:

•	NetNanny

•	McAfee Parental Controls

•	Norton Parental Controls

•	Cyber Patrol

•	Child Safe

We believe that the  methods used by our competitors have disadvantages that restrict their usefulness in several ways, including:

•
The human interaction required to populate their blacklists, which are inherently subjective.  In some cases, parents have to submit blacklist candidates to the product vendor for analysis and subsequent listing in the blacklist.

•	Long update cycles, leaving time slots for access to unacceptable websites.

•	The lack of control over messaging.

•	The lack of simple user interfaces.

We believe that MetaSwarm is an answer to parental control, it excels where other methods are limited:

•
Behavioral Envelope (BE) technology reduces a message or a website to an invariant form and then creates hashes from it.  The hashed result is the essence of the message or website, stripped of all non-communication elements.  The hashed messages and websites enable comparisons and the categorization by BE.

•	Algorithmic technologies preclude human interaction in the processing of messages and websites. This removes the subjective aspect of classifying messages and websites.

•
Clustering mechanisms through BE analysis enables the fast generation of large annotated blacklists—blacklists containing thousands and tens of thousands of entries.  The annotations identify the content type for each entry in the blacklist.

•	A simple user interface enables parents to select the content types to be blocked—whether the content type is being accessed via website or message.

•	Blocking or notification of websites and messages based on interest profile targets.

The MetaSwarm blacklists will be  continually updated real time.  All updates will be  available to parents at any frequency: weekly, daily, hourly, etc.

Initial Marketing of Our Products

We intend to focus the initial marketing of our products in the People’s Republic of China (PRC).  We intend to accomplish such objective through a strategic relationship with Beijing InfoSure Technology, Ltd., a company established under the laws of the PRC (Beijing InfoSure).  As part of our strategic relationship with Beijing InfoSure, we entered into an investment contract and a licensing contract with Beijing InfoSure.

Licensing Contract with Beijing InfoSure

On September 28, 2006, through our wholly-owned subsidiary MetaSwarm Ltd., we entered into a licensing contract with Beijing InfoSure (the “Licensing Contract”), whereby we granted Beijing InfoSure an exclusive license to market and sell MetaSwarm software and technology in the PRC.  As consideration for such exclusive license, Beijing InfoSure, agreed to pay a licensing fee of $1 million, or approximately RMB 8 million with $150,000 payable within 30 days and the remaining amounts due in installments within 12 months of September 28, 2006.  In addition, Beijing InfoSure is required to pay a royalty fee equal to 10% of Beijing InfoSure’s total revenue.

Investment Contract With Beijing InfoSure

On September 28, 2006, through our wholly-owned subsidiary MetaSwarm (Hong Kong) Ltd, we also entered into an investment contract with Beijing InfoSure (the “Investment Contract”) whereby we jointly agreed to establish MetaSwarm China, Ltd, registered in the British Virgin Islands (MetaSwarm China). Pursuant to the Investment Contract, we agreed to invest $1,280,000, or approximately 10 million renminbi (RMB), to own 90% of MetaSwarm China. The shareholders of Beijing InfoSure agreed to invest $1.00 to own the remaining 10% of MetaSwarm China. MetaSwarm China will then establish a wholly owned foreign entity in China (“MetaSwarm WOFE”) .  It was agreed that MetaSwarm WOFE, Beijing InfoSure and the shareholders of Beijing InfoSure will then enter into a series of agreements including but not limited to a Stock Option Agreement, Exclusive Technology and Consultation Service Agreement, Stock Pledge Agreement, Trademarks, Domains and Operation Agreement (collectively the “Restructuring Agreements”) whereby in effect MetaSwarm WOFE will acquire control over Beijing InfoSure’s business, personnel and finances as if Beijing InfoSure were a wholly owned subsidiary of MetaSwarm WOFE.

    Pursuant to the terms of the Investment Contract, following the transfer of control of Beijing  InfoSure, the shareholders of Beijing InfoSure will receive an amount equal to 1.5 times their initial investment in Beijing InfoSure calculated based upon the balance of their capital accounts immediately prior to our initial investment.  In addition, the shareholders of Beijing InfoSure will receive an amount equal to 1.5 times the net profit generated by Beijing InfoSure prior to our initial investment.

In accordance with the Investment Contract, Beijing InfoSure paid MetaSwarm $150,000 as the first installment of the Licensing Fee.  Upon receipt of such payment and in accordance with the terms of the Investment Contract, we made a $50,000 deposit on our investment in Beijing InfoSure.

As of June 30, 2007, we have deposited a total of $346,000 with Beijing InfoSure.  Within 30 days of the receipt of the Restructuring Agreements, we will be required to issue 100,000 shares of our common stock to the current shareholders of Beijing InfoSure at par value.  In addition, we are required to issue 100,000 options with a term of 2 years to the Beijing InfoSure shareholders.  In accordance with the terms of the Investment Contract, 50,000 options shall vest upon Beijing InfoSure obtaining the first sales permit of one of the MetaSwarm applications in China and 50,000 options shall vest upon Beijing  InfoSure signing a sales contract for not less than RMB 1 million in China.

Development of Operations in the PRC

    We are currently preparing for live trails with cellular carries in the PRC for our message management software for cellular phones. We are also engaging in acceptance testing of our validation technology for an anti-piracy application which is used to protect trademarks. We believe that these live trails and the acceptance testing of our technology will lead to operating contracts.

Employees

As of September 28, 2007, we have 47 full-time employees and 3 part-time employees.  In the United States, we have 9 full-time and three part-time employees.  In China, we have 38 employees, all of whom are employed on a full-time basis.  We consider our relations with our employees to be good.  We believe our future will depend in large part on our ability to attract and retain highly skilled employees.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

Risk Factors

An investment in our securities involves a high degree of risk.  In determining whether to purchase our securities, you should carefully consider all of the material risks described below, together with the other information contained in this prospectus before making a decision to purchase our securities.  You should only purchase our securities if you can afford to suffer the loss of your entire investment.

Risks Associated with Companies Conducting Business in the PRC

If the PRC enacts regulations which forbid or restrict foreign investment, our ability to grow may be severely impaired.

There are also substantial uncertainties regarding the proper interpretation of current laws and regulations of the PRC. New laws or regulations that forbid foreign investment could severely impair our businesses and prospects. Additionally, if the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business and other licenses;

•	requiring that we restructure our ownership or operations; and

•	to the extent that we use the Internet for marketing and providing information on our products and services, requiring that we discontinue any portion or all of our Internet related business.

Any deterioration of political relations between the United States and the PRC could impair our operations.

The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of relations between the United States and the PRC are difficult to predict and could adversely affect our operations.  Such a change could lead to a decline in our profitability. Any weakening of relations between the United States and the PRC could have a material adverse effect on our operations, particularly in our efforts to raise capital to expand our business activities.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

Government policies are subject to rapid change and the government of the PRC may adopt policies which have the effect of hindering private economic activity and greater economic decentralization. There is no assurance that the government of the PRC will not significantly alter its policies from time to time without notice in a manner that reduces or eliminates any benefits from its present policies of economic reform. In addition, a substantial portion of productive assets in the PRC remains government-owned. For instance, all lands are state owned and leased to business entities or individuals through governmental granting of state-owned land use rights. The granting process is typically based on government policies at the time of granting, which could be lengthy and complex. This process may adversely affect our future expansion. The government of the PRC also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Uncertainties may arise with changing of governmental policies and measures. In addition, changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, the nationalization or other expropriation of private enterprises, as well as adverse changes in the political, economic or social conditions in the PRC, could have a material adverse effect on our business, results of operations and financial condition.

Price controls may affect both our revenues and net income.

The laws of the PRC provide for the government to fix and adjust prices.  It is possible that the products we sell or services that we provide may become subject to price control.  To the extent that we are subject to price control, our revenue, gross profit, gross margin and net income will be affected since the revenue we derive from our sales will be limited and, unless there is also price control on the products that we purchase from our suppliers, we may face no limitation on our costs.  Further, if price controls affect both our revenue and our costs, our ability to be profitable and the extent of our profitability will be effectively subject to determination by the applicable regulatory authorities in the PRC.

Our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to the market-oriented economies of OECD member countries.

The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it functions and produces according to governmental plans and pre-set targets or quotas. In certain aspects, the PRC’s economy has been making a transition to a more market-oriented economy, although the government imposes price controls on certain products and in certain industries.  However, we cannot predict the future direction of these economic reforms or the effects these measures may have. The economy of the PRC also differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (the “OECD”), an international group of member countries sharing a commitment to democratic government and market economy. For instance:

•	the level of state-owned enterprises in the PRC, as well as the level of governmental control over the allocation of resources is greater than in most of the countries belonging to the OECD;

•	the government of the PRC has a greater involvement in general in the economy and the economic structure of industries within the PRC than other countries belonging to the OECD;

•	the government of the PRC imposes price controls on certain products and our products may become subject to additional price controls; and

•
the PRC has various impediments in place that make it difficult for foreign firms to obtain local currency, as opposed to other countries belonging to the OECD where exchange of currencies is generally free from restriction.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the economy of the PRC were similar to those of the OECD member countries.

We may have limited legal recourse under Chinese law if disputes arise under contracts with third parties.

              Almost all of our agreements with our employees in the PRC and agreements with third parties in the PRC, are governed by the laws of the PRC. The legal system in the PRC is a civil law system based on written statutes. Unlike common law systems, such as we have in the United States, it is a system in which decided legal cases have little precedential value. The government of the PRC has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the PRC, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under Chinese law are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Because we may not be able to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

Business insurance is not readily available in the PRC. To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment.  Since our products are involved in the backbone communications of data and cell phone networks in China, any breakdowns and disruptions could incur significant liability that could result in substantial damages, and if the nature or amount of any uninsured loss is significant, we may be unable to continue in business.

Because our funds are held in banks which do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit.  As a result, in the event of a bank failure, we may not have access to funds on deposit.  Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If the United States imposes trade sanctions on the PRC due to its currency, export or other policies, our ability to succeed in the international markets may be diminished.

The PRC currently “pegs” its currency to a basket of currencies, including United States dollar. This means that each unit of Chinese currency has a set ratio for which it may be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. This policy is currently under review by policy makers in the United States. Trade groups in the United States have blamed the cheap value of the Chinese currency for causing job losses in American factories, giving exporters an unfair advantage and making its imports expensive. There is increasing pressure for the PRC to change its currency policies to provide for its currency to float freely on international markets. As a result, Congress is considering the enacting legislation which could result in the imposition of quotas and tariffs. If the PRC changes its existing currency policies or if the United States or other countries enact laws to penalize the PRC for its existing currency policies, our business may be adversely affected, even though we do not sell outside of the PRC.  Further, we cannot predict what action the PRC may take in the event that the United States imposes tariffs, quotas or other sanctions on Chinese products. Even though we do not sell products into the United States market, it is possible that such action by the PRC may nonetheless affect our business since we are a United States company, although we cannot predict the nature or extent thereof.  Any government action which has the effect of inhibiting foreign investment could hurt our ability to raise funds that we need for our operations.  The devaluation of the currency of the PRC against the United States dollar would have adverse effects on our financial performance and asset values when measured in terms of the United States dollar.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively.

We are subject to the PRC’s rules and regulations affecting currency conversion. Any restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our stockholders or to fund operations we may have outside of the PRC. Conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the regulatory authorities of the PRC will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.  Because significant components of our product are developed overseas, specifically the core data engines , the operating system, and commercial databases, the inability to pay royalties and/or licensing fees to the parent company or outside vendors may impair our ability to manufacture our products.

Fluctuations in the exchange rate could have a material adverse effect upon our business.

We conduct our business in the Renminbi. To the extent our future revenues are denominated in currencies other than the United States dollars, we would be subject to increased risks relating to foreign currency exchange rate fluctuations which could have a material adverse effect on our financial condition and operating results since our operating results are reported in United States dollars and significant changes in the exchange rate could materially impact our reported earnings.

A downturn in the economy of the PRC may slow our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business especially if it results in either a decreased use of products such as ours or in pressure on us to lower our prices.

If we are not able to protect our intellectual property rights, our business may be impaired.

Our intellectual property relates to our know-how in developing our products.  The protection of intellectual property rights in the PRC is weak, and we cannot give any assurance that we will be able to protect our intellectual property rights. To the extent that our business is dependent upon intellectual property, our ability to generate revenue from these products, would be severely impaired if we are not able to protect our rights in these products.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, such as bird flu, could adversely affect our business.

A renewed outbreak of SARS or another widespread public health problem, including bird flu, in China, where the majority of our revenues are derived, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the economy of the PRC.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

If certain tax exemptions within the PRC regarding withholding taxes are removed, we may be required to deduct corporate withholding taxes from any dividends we may pay in the future.

Under the PRC’s current tax laws, regulations and rulings, companies are exempt from paying withholding taxes with respect to dividends paid to stockholders outside of the PRC. However, if the foregoing exemption is removed, we may be required to deduct certain amounts from any dividends we pay to our stockholders.

Risks Associated with our Business

If we are unsuccessful in the ultimate acquisition of Beijing InfoSure, our operations in the PRC will be significantly impacted.

Pursuant to the terms of our Investment Contract with Beijing InfoSure, we have made deposits totaling $346,000.  If we are unsuccessful in the ultimate acquisition of Beijing InfoSure, we will lose such deposits.  In addition, our licensing contract with Beijing InfoSure grants them an exclusive license to market and sell MetaSwarm software and technology in the PRC.  If we are unsuccessful in ultimately acquiring Beijing InfoSure, our ability to market and sell our products may be significantly impacted.  In order to conduct business in the PRC, we would need to first seek rescission of the Beijing  InfoSure contract.  If such rescission was granted, we would need to seek an alternate strategic partner in the PRC.

We have a limited operating history with which to judge our performance.

We have a limited operating history. Our sole revenues to date were derived from our Licensing Contract with Beijing InfoSure.  We cannot assure you that we can achieve or sustain revenue growth or profitability in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. Unanticipated problems, expenses, and delays are frequently encountered in establishing a new business and marketing and developing products. These include, but are not limited to, competition, the need to develop customers and market expertise, market conditions, sales, marketing and governmental regulation. Our failure to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce or curtail our operations. Revenues and profits, if any, will depend upon various factors. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on our business.

Our limited operating history may result in significant fluctuations in our financial results.

We are in the early stages of developing our business in a worldwide rapidly evolving market, with limited resources.  Our success will depend on many factors, many of which are not entirely under our control, including, but not limited to, the following:

•	the use of the Internet and other Internet Protocol, or IP, networks for electronic commerce and communications;

•	the extent to which digital certificates and domain names are used for electronic commerce or communications;

•	growth in the number of Web sites;

•	growth in wireless networks and communications;

•	growth in demand for our services;

•	the continued evolution of electronic and mobile commerce as a viable means of conducting business;

•	the competition for any of our services;

•	the perceived security of electronic commerce and communications over the Internet and other IP networks;

•	the perceived security of our services, technology, infrastructure and practices;

•	the significant lead times before a new product or service begins generating revenues;

•	the varying rates at which telecommunications companies, telephony resellers and Internet service providers use our services;

•	the success in marketing and overall demand for our content services to consumers and businesses;

•	the loss of customers through industry consolidation, or customer decisions to deploy in-house or competitor technology and services; and

•	our continued ability to maintain our current, and enter into additional, strategic relationships.

The message filtering and message management markets are highly competitive.  If we fail to compete effectively, our business will suffer.

The markets for message filtering and message management are intensely competitive.  A competitor, specifically an internal Chinese firm, may develop software with similar capabilities, which would give it a significant advantage in the Chinese market.  We believe our potential technology will face significant competition from existing providers, many of which may be better capitalized.  We face significant competition from several companies that already have established operations in the message management and message filtering markets.  If our competitors outperform us in the message filtering and message management markets, our business could be harmed.  We also face numerous challenges associated with overcoming the following:

•
Our competitors may have access to substantially greater financial, engineering, manufacturing and other resources than we do, which may enable them to react more effectively to new market opportunities.

•	Many of our competitors have greater name recognition and market presence than we do, which may allow them to market themselves more effectively to new customers or partners.

 Technological advances in our industry could render our technology and products obsolete, which would harm our business.

Our failure to further refine our technology and develop and introduce new products could cause our technology to become obsolete, which would harm our business. The industries in which we operate are rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the industry and to effectively compete in the future. Our development efforts may be rendered obsolete by the technological advances of others and other technologies may prove more advantageous than our technology.

We will need significant additional capital, which we may be unable to obtain.

Our capital requirements in connection with our development activities and transition to commercial operations have been and will continue to be significant. We will require substantial additional funds to continue research, development and testing of our technologies and products, to obtain intellectual property protection relating to our technologies when appropriate, and to manufacture and market our products. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.

The expansion of our international operations subjects our business to additional economic risks that could have an adverse impact on our revenues and business.

We expect that International revenues will account for a significant portion of our total revenues. We intend to expand our international operations and international sales and marketing activities. For example, we expect to set up AggCenters in China in 2007. Expansion in these international markets has required and will continue to require significant management attention and resources. We may also need to tailor some of our other services for a particular market and to enter into international distribution and operating relationships. We have limited experience in localizing our services and in developing international distribution or operating relationships. We may not succeed in expanding our services into international markets. Failure to do so could harm our business. In addition, there are risks inherent in doing business on an international basis, including, among others:

•	competition with foreign companies or other domestic companies entering the foreign markets in which we operate;

•	differing and uncertain regulatory requirements;

•	legal uncertainty regarding liability and compliance with foreign laws;

•	export and import restrictions on cryptographic technology and products incorporating that technology;

•	tariffs and other trade barriers and restrictions;

•	difficulties in staffing and managing foreign operations;

•	longer sales and payment cycles;

•	problems in collecting accounts receivable;

•	currency fluctuations, as our international revenues from Europe, South Africa, Japan, South America and Australia are not denominated in U.S. Dollars;

•	potential problems associated with adapting our content services to technical conditions existing in different countries;

•	the necessity of developing foreign language portals and products for our content services;

•	difficulty of authenticating customer information for digital certificates and other purposes;

•	political instability;

•	failure of foreign laws to protect our U.S. proprietary rights adequately;

•	more stringent privacy policies in foreign countries;

•	additional vulnerability from terrorist groups targeting American interests abroad;

•	seasonal reductions in business activity; and

•	potentially adverse tax consequences.

Our Patented Technologies May Infringe On Other Patents, Which May Expose Us To Costly Litigation.

 It is possible that our patented technologies may infringe on patents or other rights owned by others. We may have to alter our products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to us. Patent litigation is costly and time consuming, and we may not have sufficient resources to pursue such litigation. If we do not obtain a license under such patents, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages, may encounter significant delays in bringing products to market or may be precluded from participating in the manufacture, use or sale of products or methods of treatment requiring such licenses.

We May Not Be Able to Protect Our Trade Secrets And Other Unpatented Proprietary Technology Which Could Give Our Competitors An Advantage Over Us.

 We also rely upon trade secrets and other unpatented proprietary technology. We may not be able to adequately protect our rights with regard to such unpatented proprietary technology or competitors may independently develop substantially equivalent technology. We seek to protect trade secrets and proprietary knowledge, in part through confidentiality agreements with our employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information and as a result our competitors could gain a competitive advantage over us.

We Are Dependent On Key Personnel And Consultants And The Loss Of These Key Personnel And Consultants Could Have A Material Adverse Effect On Our Business, Results Of Operations Or Financial Condition.

 Our success is heavily dependent on the continued active participation of our current executive officers listed under “Management.” We do not have key-man insurance on any of our officers or consultants. We are highly dependent upon certain consultants and collaborating scientists. Loss of the services of one or more of our officers or consultants could have a material adverse effect upon our business, results of operations or financial condition. Certain key employees have no employment contracts.

If We Are Unable to Hire Qualified Personnel Our Business and Financial Condition May Suffer.

Our success and achievement of our growth plans depend on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among Internet service and information technology companies is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on us. Our inability to attract and retain the necessary technical and managerial personnel and consultants and scientific and/or regulatory consultants and advisors could have a material adverse effect on our business, results of operations or financial condition.

We May Rely On Third Parties to Represent Us Locally in International Markets And Our Revenue May Depend On Their Efforts .

In those countries or regions where we may encounter operational constraints due to political, religious, economical, or other reasons, we may appoint local reputable IT firms as distributors or partnerships to represent us locally.Our future success may depend, in part, on our ability to enter into and maintain collaborative relationships with one or more third parties, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products, however, we may not be able to establish or maintain such collaborative arrangements, or if we are able to do so, they may not have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. To the extent that we depend on third parties for marketing and distribution, any revenues received by us will depend upon the efforts of such third parties, which may not be successful.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Overview

This management discussion and analysis aims to provide greater transparency and understanding of material aspects of the financial condition and plan of operation.

(a)	Plan of Operation: provides information on the activities that have had significant bearing on the performance of the company as well as forward looking plans for the forthcoming fiscal period.
(b)
Discussion of Financial Condition: provides explanation for significant items as provided in the financial results of the company.  This section also provides the management plan to address key financial issues.

Plan of Operation

Background:

We are a development-stage company focusing on specialized personal and commercial information assurance solutions, including validated messaging services, validated transaction services, anti-fraud and anti-spam products, and relationship analysis solutions for the Internet e-commerce markets.  Our primary focus is applications and services for cell phones, and other personal wireless devices; additionally, our products are also available for legacy desktop systems.

Our mission is to enable consumer trust in online communications and transactions—a trust required for the continued growth of global e-commerce.

We have filed over 34 innovative Patents Pending for our proprietary technologies that make possible our redefinition-of-the-art MetaSwarm solutions—solutions that will build Internet trust.  Some of these patents may issue as early as this year.

Current Activities and Operations:

Our initial MetaSwarm system product is complete.  The MetaSwarm system provides applications for validated messaging, validated advertising, and validated transactions.  The validation applications promote Internet trust by providing certainty—certainty that a message or web page originated from the authorized sender entity, certainty that it is delivered or posted unaltered, and certainty that a message or website is what it purports to be.

We are engaging in the first stages of product roll out with several significant clients/partnerships.  Our next steps involve further refinement of our product offerings, responding to specific needs of clients/partners in target vertical markets, pursuing market expansion, initiating AggCenters in Asia and Europe, and embarking on a path of managed growth to meet our market development and rollout goals.

We are currently starting business on the Chinese mobile phone network and Chinese Internet for message management and corporate identity assurance services.  Our intent is to start doing full anti-phishing/anti-fraud and validated advertising on the Chinese mobile networks.  We will then offer those same services in the United States and Europe.  We anticipate an increase of approximately 50% in the number of staff in China and a 100% increase in our staff in the United States over the next 12 months to meet our expanding research and development needs.

Results of Operations

Three Months Ended June 30, 2007 as Compared to Three Months Ended June 30, 2006

We did not generated any revenues in the three months ended June 30, 2007 or in the three months ended June 30, 2006.

 Operating Expenses for the three months ended June 30, 2007 were $158,937.41 compared to $92,027.76 for the three months ended June 30, 2006.  This represents an increase of $66,909.65 or 73% comparing the two periods.  The increase in Expense for the three months ended June 30, 2007 is primarily the result of increased marketing and financing expenses.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

We did not generate any revenues in the six  months ended June 30, 2007 or in the six months ended June 30, 2006.

 Operating Expenses for the six months ended June 30, 2007 were $250,965.17 compared to $268,781.69 for the six months ended June 30, 2006.  This represents a decrease of $17,816.52 or 6.6% comparing the two periods.  The decrease in Operating Expenses for the six months ended June 30, 2007 was primarily the result of decreased software development expenses.

Liquidity and Capital Resources

Our total current assets at June 30, 2007 were $29,272.00 including $29,225.64 in cash, as compared with $30,452.21 in total current assets at June 30, 2006, which included cash of $30,452.21.  Additionally, we had shareholder equity in the amount of $(1,207,977.40) plus $1,093,500.00 of convertible debt at June 30, 2007, as compared to shareholder equity of $(852,265.91)  plus convertible debt of $565,000.00 at June 30, 2006.

As of June 30, 2007, we had negative working capital of $519,927.65 as compared to a negative working capital of $337,593.45 at June 30, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues for the year ended December 31, 2006 were $150,000.00 compared to $0.00 for the year ended December 31, 2005.  This represents an increase of $150,000.00 comparing the two periods.  Revenues for the year ended December 31, 2006 consisted solely of the down payment on the Licensing Contract from Beijing InfoSure.

Operating Expenses for the year ended December 31, 2006 were $575,803.00 compared to $576,915.00 for the year ended December 31, 2005.  This represents a decrease of $1,112.00 or less than 1% comparing the two periods.  The decrease in Operating Expenses for the year ended December 31, 2006 is primarily the result of software development costs and depreciation and amortization.

ITEM 3. DESCRIPTION OF PROPERTY.

In China, there in no private ownership of land. Rather, all real property is owned by the government. The government issues a certificate of property right, which is transferable, has a term of 50 years and permits the holder to use the property.

Our principal executive office is located at 301 North Lake Ave., Suite 810, Pasadena, California.  We also have offices in the PRC located at Unit 1510-1516, Tower B, CEC Plaza, 3 DanLing Street, HaiDan District, Beijing 1000080, China.  In addition, we maintain an executive apartment at Hua Mao Centre, 89 Jian Guo Road, Chao Yang District, Beijing, 10025, China.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding beneficial ownership of our equity stock as of August 24, 2007:

•	by each person who is known by us to beneficially own more than 5% of our equity stock;
•	by each of our officers and directors; and
•	by all of our officers and directors as a group.

We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

A person is deemed to be the beneficial owner of securities that can be acquired by him within 60 days from August 24, 2007 upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants or convertible securities that are held by him, but not those held by any other person, and which are exercisable within 60 days of August 24, 2007 have been exercised and converted.

NAME AND ADDRESS OF BENEFICIAL OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED	PERCENTAGE OF CLASS
Marvin Shannon 530 S. Lake Ave. #186 Pasadena, CA 91101	Common	24,340,000	26.07%
Wesley Boudville 530 S. Lake Ave. #186 Pasadena, CA 91101	Common	18,912,000	20.25%
Kent Lam 530 S. Lake Ave. #186 Pasadena, CA 91101	Common	17,650,000	18.90%
Celia Rivera 530 S. Lake Ave. #186 Pasadena, CA 91101	Common	160,000	0.17%
Total		61,062,000	65.39%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

A.	Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

Name	Age	Position
Marvin Shannon	44	Chairman and CEO
Kent Lam	53	President and Director
Celia Rivera	54	Chief Operating Officer and Treasurer

Marvin Shannon – Co-founder, Chairman and CEO

Marvin Shannon is co-founder, chairman, and CEO of MetaSwarm, Inc.  He is co-inventor of over 34 patents pending that provide the basis for the MetaSwarm system.  Mr. Shannon, a 22-year software industry veteran, is a recognized leader in information technology, focusing on technology development and consulting in parallel/distributed computing systems.

Mr. Shannon founded MetaSwarm in January 2003 with a vision to create an effective platform for the uniform management of electronic communications.  Under Mr. Shannon’s direction, MetaSwarm has built a ground-breaking idea into a technology base capable of comprehensively managing email, instant messaging (IM), and cell phone-enabled messaging services (SMS and MMS).  His technology enables, for the first time, management of unsolicited bulk advertising (such as spam), and the ability to identify undesirable messages (such as phishing email) and their associated websites.

Previously, Mr. Shannon co-founded and was Executive Vice President of planetLingo, Inc., a venture-funded computer-assisted language learning company.  He was responsible for day-to-day operations and technology development.  Mr. Shannon led the creation and release of Internet and CD-ROM language products in Japan and China.

Prior to co-founding planetLingo, Mr. Shannon was the Director of Technology and Principal Technology Officer of Citysearch, Inc. Mr. Shannon managed the transition from a prototype system to a commercial system serving more than a hundred cities worldwide.  Citysearch is now part of Ticketmaster- Citysearch Online, a division of InterActive Corporation.

Mr. Shannon studied Physics and Mathematics at the California Institute of Technology.

Kent Lam – Co-Founder and President

Kent Lam is the co-founder and President of MetaSwarm, Inc. Kent is responsible for the business strategy and the general operation of the business.

Kent Lam previously was the co-founder and Managing Director of Eekon Computer Group. With over 150 employees in Hong Kong and China, Eekon Computer Group was once the largest distributor of Compaq computers worldwide. From 1989, Kent Lam was the president of US based ComputerLand in the Greater China region, the largest retail company for computer and system integration in the world. Kent has rich experience in the IT and Internet businesses. In the mid-90’s, Mr. Lam led an IT and investment consortium. Its members included US Microsoft, Science Committee of Shanghai Municipal Government, and Shanghai AIC Group (a large State-owned enterprise in Shanghai). These members gathered to explore the pioneered Interactive TV and Internet venture in China.  Mr. Lam also promoted and established several joint venture IT businesses, including an Internet Portal Site for Food Industry and IT system integration business.

In late 2002, Kent Lam became the chief representative in China for a US listed communication company venturing in wireless communication and value-add services.

Working in the IT and Communication fields for over fifteen years, Mr. Lam was deeply involved in business strategy and direction planning, project formation, executive team building, business negotiation, day-to-day management and operation, and marketing and sales activities.  He built broad and strong personal contacts with high-ranking Government officers, senior management of large enterprises, as well as with a group of elitists in the fields of IT and communication, finance, and technology in China and the Asia Pacific region.

Mr. Lam studied at the Marine Mechanical and Electrical Engineering Department at Hong Kong Polytechnic Colleague.

Ms. Celia Rivera – COO, VP of Marketing & Communication

Celia Rivera is our Chief Operating officer  and Vice-President of Marketing and Communications of MetaSwarm, Inc.  She is responsible for day-to-day operations and corporate communications and marketing materials.  Ms. Rivera has a 20+ year history working with technical, training, and marketing communications.

As Director of Documentation at planetLingo, Inc., she managed the technical documentation group while providing the documentation and training needs for other groups, including content creation and marketing.  Ms. Rivera proved to be an agile and innovative manager, well complementing the innovative technology of planetLingo, a pioneer of interactive speech products used for language learning.

She has been a highly successful documentation and training consultant, delivering products for technologically-recognized firms, including DIRECTV, Xerox Corporation, GenSys Software, Litronics, Inc., and Mircrosoft Corporation.

Ms. Rivera began her career writing documentation for prototype ATMs for Transaction Technology, Inc., a subsidiary of Citibank.  Since then, she has been drawn by the challenge of innovative projects that apply state-of-the-art technology.

Ms. Rivera has a Bachelor of Science degree in English from the California Institute of Technology.

ITEM 6. EXECUTIVE COMPENSATION.

Director Compensation

The directors of the Company did not receive any compensation during the fiscal years  ended December 31, 2006 and 2005.

Executive Compensation

The following table represents a summary of the compensation paid by us to the individuals who serve as our CEO and any other executive officers who have received compensation in excess of $100,000 for the two years ended December 31, 2006 and 2005.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Inventive Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Marvin Shannon	2006	$240,000					-	$240,000
Kent Lam	2006	$240,000					-	$240,000
Celia Rivera	2006	$140.000					-	$140,000

Employment/Consulting Agreements

Our employment agreement with Marvin Shannon requires him to perform the duties of Chief Executive Officer at an annual salary of $240,000.  His employment agreement also provides that he will be entitled to incentive stock awards and stock options as determined by the Board of Directors.

Our employment agreement with Kent Lam requires him to perform the duties of President at an annual salary of $240,000.  His employment agreement also provides that he will be entitled to incentive stock awards and stock options as determined by the Board of Directors.

Our employment agreement with Celia Rivera requires her to perform the duties of Chief Operating Officer and Vice President of Communications at an annual salary of $140,000.  Her employment agreement also provides that she will be entitled to stock options as determined by the Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

    Pursuant to an agreement by and between the former shareholders of MetaSwarm Holding Ltd., and MetaSwarm Holding Ltd., the former shareholders of MetaSwarm Holding Ltd., returned a 20% interest in the proceeds of any enforcement actions relating to the intellectual property and patent holdings of MetaSwarm Holding Ltd., which arose prior to the acquisition of MetaSwarm Holding Ltd., by MetaSwarm Holdings, Inc. The former shareholders of MetaSwarm Holding Ltd. are currently directors, officers, and 5% or greater shareholders of our Company.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

We are authorized to issue up to 300,000,000 shares of common stock, no par value. As of August 27, 2007, there were 93,381,508 shares of common stock outstanding. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  The election of directors requires a plurality of votes cast by our stockholders.  All other actions by our stockholders require a majority of votes cast.  Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

PREFERRED STOCK

We are authorized to issue up to 10,000,000 shares of preferred stock, no par value. The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the Board of Directors. The Board of Directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Florida.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)	Market Information. Our Common Stock is trading over-the-counter (OTC) pink sheets (PK).

(b)	Holders. As of September 28, 2007, there were 989 record holders of 93,381,508 shares of our Common Stock.

(c)	Dividends. There have been no dividends authorized.

ITEM 2. LEGAL PROCEEDINGS.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On April 7, 2007 we entered into an Agreement and Plan of Merger with EANW Holdings, Inc., a Florida corporation and wholly-owned subsidiary, and MetaSwarm Holdings, Inc., a Nevada corporation pursuant to which we acquired all of the outstanding stock of MetaSwarm Holdings, Inc.  As consideration for the acquisition of Metaswarm Holdings, Inc., we agreed to issue 81,102,808 shares of our common stock, to the Metaswarm Holdings, Inc. shareholders. These issuances were deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended since, among other things, the transaction did not involve a public offering, the investors were accredited investors and/or qualified institutional buyers, the investors had access to information about the company and their investment, the investors took the securities for investment and not resale, and the Company took appropriate measures to restrict the transfer of the securities.

On September 3, 2007, we entered into convertible loan agreements with five persons, all of whom were accredited investors or business associates of the Company in the aggregate principal amount of $455,200 maturing on February 3, 2007.  The notes are convertible into restricted shares of our common stock.  The investors may request earlier repayment of the notes subject to the Company’s approval.  The notes are convertible at a rate of $0.23 per share.  In addition, the investors shall receive additional shares of our common stock in an amount equal to: (i) 20% of the principal amount if repayment occurs within 3 months of issuance; (ii) 30% of the principal amount if repayment occurs during the fourth month following issuance; (iii) 40% of the principal amount if repayment occurs during the fifth months following issuance; and (iv) 50% of the principal amount if repayment occurs at maturity.  Such additional shares of our common stock shall be payable in restricted shares of our common stock at a rate of $0.345 per share.  The following table summarizes the number of shares issuable upon conversion of the convertible notes:

Total # of Shares Issuable upon Conversion
Within 3 Months	922,524
In 4th Month	976,697
In 5th Month	1,030,956
At Maturity	1,085,217

These issuances were exempt from registration under Section 4(2) of the Securities Act and/or Regulation S, promulgated pursuant to the Securities Act. None of the purchasers who received shares under Regulation S are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Such purchasers acknowledged that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied.

On August 3, 2007, we issued convertible notes to two individuals, all of whom were accredited investors, in the aggregate principal amount of $70,000, maturing on November 3, 2007. The notes are convertible into restricted shares of our common stock at a rate of $0.20 per share. In connection with the insurance of the notes, we issued warrants to purchase 175,000 shares of common stock, exercisable at $0.30 per share for five years.

On September 11, 2007, we issued convertible notes to eleven individuals, all of whom were accredited investors or business associates of the Company, in the aggregate principal amount of $52,800 maturing on December 11, 2007.  The notes are convertible into restricted shares of our common stock at a rate of $0.16 per share.  In addition, the investors shall receive additional shares of our common stock in an amount equal to 50% of the principal amount of the note at maturity.  Such additional shares of our common stock in an amount shall be payable in restricted shares of our common stock at a rate of $0.24 per share. Based upon the applicable conversion rates, the convertible notes are convertible into 440,000 shares of our common stock.

  These issuances were deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended since, among other things, the transactions did not involve a public offering, the investors were accredited investors and/or qualified institutional buyers, the investors had access to information about the company and their investment, the investors took the securities for investment and not resale, and the Company took appropriate measures to restrict the transfer of the securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders.  In addition, the Corporation shall have the power, in its by-laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interest of this corporation, and in conjunction therewith, to procure, at this corporation’s expense, policies of insurance.

INDEX TO FINANCIAL STATEMENTS

METASWARM, INC.

FINANCIAL STATEMENTS

METASWARM,  INC. AND  PREDECESSORS
(Development Stage Company)
CONSOLIDATED BALANCE SHEETS
June 30, 2007
(Unaudited)

ASSETS
CURRENT ASSETS
Cash	$29,480

Total Current Assets	29,480

EQUIPMENT - net of depreciation	28,967
DEPOSITS	346,000
PATENTSPENDING- net of amortization	25,311

$429,758
LIABILITIES AND STOCKHOLDERS' EQUITY CURRENT LIABILITIES
Accounts payable - related parties	$75,794
Accounts payable	904,271

Total Current Liabilities	980,065

STOCKHOLDERS' DEFICIENCY

Preferred stock
10,000,000 shares authorized with no parvalue -
none issued	-
Common stock
300,000,000 shares authorized with no par value - 93,381,508 shares issued and outstanding	831,670
Deficit accumulated during the development stage	(1,381,977)
Total Stockholders' Deficiency	(550,307)
$429,758

                   The accompanying notes are an integral part of these financial statements

METASWARM,  INC. AND  PREDECESSORS
( Development Stage Company)
STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2007 and the
Years  Ended December 31, 2006,  and 2005 and the Period
    November 5, 2004 (date of inception of predecessor) to June 30, 2007

	Jun 30,	Dec 31,	Dec 31,	Nov 5, 2004 to
	2007	2006	2005	Jun 30, 2007
	(Unaudited)
REVENUES - sale of license	$-	$150,000	$-	$150,000

EXPENSES

Software development and administrative	366,014	566,287	572,447	1,512,821
Depreciation and amortization	5,172	9,516	4,468	19,156
	371,186	575,803	576,915	1,531,977

NET LOSS	$(371,186)	$(425,803)	$(576,915)	$(1,381,977)

NET LOSS PER COMMON SHARE

Basic and diluted	$-	$(.01)	$(.02)

AVERAGE OUTSTANDING SHARES

Basic (stated in 1,000's)	87,230	66,794	30,528

The accompanying notes are an integral part of these financial statements

METASWARM ,  INC. AND  PREDECESSORS
        STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
Period November 5, 2004 (date of inception of predecessor) to June 30, 2007

			Capital in
	Common Stock		Excess of	Accumulated
	Shares	Amount	Par Value	Deficit
Balance November 5, 2004	-	$-	$-	$-

Issuance of common stock for cash and patents pending	69,084,000	25,000	-	-
Net operating loss for the period ended December 31, 2004	-	-	-	(8,073)
Issuance of common stock for cash	2,611,105	210,000	-	-
Issuance of common stock for cash	1,036,170	225,000	-	-
Net operating loss for the year ended December 31, 2005	-	-	-	(576,915)

Balance December 31, 2005	72,731,275	460,000	-	(584,988)

Issuance of common stock for cash	944,066	205,000	-	-
Issuance of common stock for cash	499,664	21,700	-	-
Issuance of common stock for services	6,908,400	30,000	-	-
Net operating loss for the year ended December 31, 2006	-	-	-	(425,803)

Balance December 31, 2006	81,083,405	716,700	-	(1,010,791)

Issuance of common stock for cash	234,885	10,200	-	-
Issuance of common stock for services	12,063,218	104,770	-	-
Net operating loss for the six months June 30, 2007	-	-	-	(371,186)

Balance June 30, 2007	93,381,508	$831,670	$-	$(1,381,977)

The accompanying notes are an integral part of these financial statements

METASWARM ,  INC. AND  PREDECESSORS
( Development Stage Company)
STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2007 and the
Years Ended December 31, 2006, and 2005 and the Period
   November 5, 2004 (date of  inception of predecessor) to June 30, 2007

				Nov 5, 2004
	Jun 30,	Dec 31,	Dec 31,	to Jun 30,
	2007	2006	2005	2007
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	$(371,186)	$(425,803)	$(576,915)	$(1,381,977)
Adjustments to reconcile net loss to net cash provided by operating activities

Capital stock issued for services	104,770	30,000	-	134,770
Depreciation and amortization	5,172	9,516	4,468	19,156
Changes in accounts payable	572,300	95,618	295,487	980,065

Net Change in Cash from Operations	311,056	(290,669)	(276,960)	(247,986)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment and patents	(9,438)	(26,573)	(28,836)	(73,434)
Deposit	(296,000)	(50,000)	-	(346,000)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of common stock & stock subscriptions	10,200	226,700	460,000	696,900

Net Change in Cash	15,818	(140,542)	154,204	29,480

Cash at Beginning of Period	13,662	154,204	-	-

Cash at End of Period	$29,480	$13,662	$154,204	$29,480

The accompanying notes are an integral part of these financial statements

METASWARM,  INC. AND  PREDECESSORS
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2007

1.        ORGANIZATION

The Company was incorporated under the laws of the state of  Florida on January 3, 2001 with the name “e-Auto Network, Inc.” with authorized common stock of 100,000,000 shares with no par value and 100,000 preferred shares with no par value. On March 26, 2007 the Company changed its name to “Metaswarm, Inc.” and  increased its authorized common stock to 300,000,000 shares and its preferred stock to 10,000,000 shares with no par value. The terms of the preferred shares have not been determined.

On April 7,  2007 the Company completed the acquisition of all outstanding stock of MetaSwarm Holding, Inc. (subsidiary) by the issuance of 81,102,808 shares of its common capital stock, representing 86.9% of the outstanding stock after the acquisition, which was accounted for as a reverse acquisition,  in which MetaSwarm Holdings, Inc.  was considered to be the acquirer of MegaSwarm, Inc.  for  reporting purposes.  The outstanding stock of MetaSwarm, Inc.(parent) before the acquisition was 12,278,700 and after 93,381,508. The continuing operations of the business are those of MetaSwarm Holding, Inc. (subsidiary)  including its prior historical financial statements and the operations of MetaSwarm, Inc.(parent) after April 7, 2007.  The financial statements show a retroactive restatement of  MetaSwarm, Inc. (parent)  historical outstanding shares  to reflect the equivalent number of shares of common stock issued by the subsidiaries in the acquisition.

MetaSwarm Holdings, Inc. (subsidiary) was organized on November 9, 2006 for the purpose of merging with the companies outlined below. The merger was completed on November 17,  2006  and the subsidiary was the sole survivor.

Company	Date of	Organization Place
MetaSwarm Holding Ltd	November 5, 2004	British Virgin Islands
MetaSwarm Corporation	November 5, 2004	British Virgin Islands
MetaSwarm Inc	December 13, 2004	Nevada, USA
MetaSwarm Ltd	April 26, 2005	Hong Kong, China

These financial statements have been prepared showing the merger as if it was completed on November 5, 2004,   the date of the organization of MetaSwarm Holding Ltd and MetaSwarm Corporation, with the common stock of the Company being issued starting on that date to reflect the equivalent number of shares of common stock  that were issued  in the predecessors.

The  combined companies  are  in the business of the development of a computer program for service as an anti-fraud, anti-spam, relationship analysis, message management, and web site validation.

The Company is in the development stage.

METASWARM,  INC. AND  PREDECESSORS
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Financial and Concentrations Risk

The Company does not have any concentration or related financial credit risk except that the Company maintains cash  in banks over  the  insured amounts of $100,000, however they are considered to be in banks of high quality.

Income Taxes

The Company utilizes the liability method of accounting for income taxes.  Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse.  An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefits will not be realized.

On June 30, 2007 the Company  had a combined net operating loss  carryforward of $1,381,977,  however, any tax benefit has not been determined because there has been a substantial change in the stockholders.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the  exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

METASWARM  HOLDINGS,  INC. AND  PREDECESSORS
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue is recognized on the sale and delivery of a product or the completion of a service provided.

Advertising and Market Development

The company  expenses advertising and market development costs as incurred.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with  accounting principles  generally accepted in the United States of America.  Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Actual results could vary from the estimates that were assumed in preparing these financial statements.

Financial Instruments

The carrying amounts of financial instruments  are considered by management to be their estimated fair values due to their short term maturities.

Software Development Costs

Computer software is developed internally for lease or sale to others.  All costs of research and development are expensed as incurred.  Costs incurred after the completion of the design specifications (working model or  technological feasibility), have been reached are capitalized.  Capitalized costs , after technological feasibility has been  demonstrated, includes additional coding, testing, producing masters, user  documentation, and training materials, and  allocated indirect costs.   Capitalization of software costs cease once the product  is available for general release to customers.

The capitalized production costs are amortized beginning when the product is first available for general release to customers, on a straight line basis over a five year period. The remaining unamortized costs are periodically evaluated and adjusted to a net realizable value based  on the market conditions, including the estimated revenues to be generated by the product.

On the date of this report capitalization had not been started.

METASWARM  HOLDINGS,  INC. AND  PREDECESSORS
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

The Company reviews its major assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If an asset is considered to be impaired, the impairment will be recognized in an amount determined by the excess of  the carrying amount of the asset over its fair value.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its  financial statements.

3. EQUIPMENT

The equipment consists of computers used in the software development and is depreciated over a life of three years

4.  DEPOSIT

The Company made a deposit and part payments of $346,000  for the purchase of 90% of the stock of Bejing InfoSure Technology Limited for $1,280,000. The balance after the deposit of $50,000 was due six months after September 28, 2006, however, it has been  extended by mutual agreement to September 28, 2007.  The payments  may be lost if there is a failure to complete the agreement.

5. PATENTS PENDING

The patents pending have been filed covering the technology for  the development of a computer program for service as an anti-fraud, anti-spam, relationship analysis, message management, and web site validation.

6. CAPITAL STOCK

During the six months ended June 30, 2007 the Company issued 234,885 restricted common shares for cash and 12,063,218 restricted common shares for services.

7. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

Officers-directors have acquired 65% of the outstanding common stock and have accounts payable due them resulting from accrued expenses of  $75,794.

METASWARM  HOLDINGS,  INC. AND  PREDECESSORS
( Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
June 30, 2007

8.  GOING CONCERN

The Company  does not have the necessary working capital to  service its debt and for its  planned activity, which raises substantial doubt about its ability to continue as a going concern. Continuation of the Company  as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through,  loans from related parties, and  equity funding  which will enable the Company to conduct operations for the coming year.

MADSEN& ASSOCIATES, CPA’s INC.	684 East Vine St. #3
Certified Public Accountants and Business Consultants	Murray, Utah 841 07
Telephone 801-268-2632
Fax 801-262-3978

Board of Directors
MetaSwarm Holdings. Inc. and Predecessors
Pasadena. California

REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Meta Swarm Holdings, Inc. and Predecessors (development stage company) at December 31, 2006 and 2005 and the statement of operations, stockholders’ equity. and cash flows for the years ended December 31. 2006 and 2005 and the period November 5, 2004 (date of inception of predecessor) to December 31, 2006. These financial statements arc the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of’ the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MetaSwarm Holdings. Inc. and Predecessors at December 31, 2006 and 2005 and the results of operations, and cash flows for the years ended December 31, 2006 and 2005 and the period November 5, 2004 to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital for its planned activity and to service its debt, which raises substantial doubt about its ability to Continue as a going concern. Management’s plans in regard to these matters are described in the notes to the financial statements. These financial statements do not include any adjustments that might result from the Outcome of this uncertainty.

March 16, 2007	By:	/s/ Madsen & Associates, CPA’s Inc.
Salt Lake City, Utah		Madsen & Associates, CPA’s Inc.

METASWARM HOLDINGS, INC. AND PREDECESSORS (Development Stage Company) BALANCE SHEETS December 31, 2006 and 2005

	Dec. 31, 2006	Dec. 31, 2005
ASSETS
CURRENT ASSETS

Cash	$13,662	$154,204

Total Current Assets	13,662	154,204

EQUIPMENT - net of depreciation	25,766	21,895
DEPOSITS	50,000	-
PATENTS PENDING - net of amortization	24,246	11,058

	$113,674	$187,157

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

Accounts payable - related parties	$40,318	$37,293
Accounts payable	367,447	274,852

Total Current Liabilities	407,765	312,145

STOCKHOLDERS' DEFICIENCY

Common stock
300,000,000 shares authorized, at $0.001 par value;
35,210,904 shares issued and outstanding on December
31, 2006 - 31,583,904 on December 31, 2005	35,211	31,584
Capital in excess of par value	681,489	428,416
Deficit accumulated during the development stage	(1,010,791)	(584,988)

Total Stockholders' Deficiency	(294,091)	(124,988)

	$113,674	$187,157

The accompanying notes are an integral part of these financial statements.

METASWARM HOLDINGS, INC. AND PREDECESSORS
(Development Stage Company)
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005 and the Period
November 5, 2004 (date of inception of predecessor) to December 31, 2006

	Dec. 31, 2006	Dec. 31, 2005	Nov. 5, 2004 to Dec. 31, 2006

REVENUES - sale of license	$150,000	$-	$150,000

EXPENSES

Software development and administrative	566,287	572,447	1,146,807
Depreciation and amortization	9,516	4,468	13,984
	575,803	576,915	1,160,791

NET LOSS	$(425,803)	$(576,915)	$(1,010,791)

NET LOSS PER COMMON SHARE

Basic and diluted	$(0.13)	$(0.04)

AVERAGE OUTSTANDING SHARES

Basic (stated in 1,000's)	33,397	15,264

The accompanying notes are an integral part of these financial statements.

METASWARM HOLDINGS, INC. AND PREDECESSORS
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
Period November 5, 2004 (date of inception of predecessor) to December 31, 2006

	Common Stock
	Shares	Amount	Capital in Excess of Par Value	Accumulated Deficit

Balance November 5, 2004	-	$-	$-	$-

Issuance of common stock for cash and
patents pending	30,000,000	30,000	(5,000)

Net operating loss for the period ended
December 31, 2004	-	-	-	(8,073)

Issuance of common stock for cash	1,133,904	1,134	208,866	-

Issuance of common stock for cash	450,000	450	224,550	-

Net operating loss for the year ended
December 31, 2005	-	-	-	(576,915)

Balance December 31, 2005	31,583,904	31,584	428,416	(584,988)

Issuance of common stock for cash	410,000	410	204,590	-

Issuance of common stock for cash	217,000	217	21,483	-

Issuance of common stock for services	3,000,000	3,000	27,000	-

Net operating loss for the year ended
December 31, 2006	-	-	-	(425,803)

Balance December 31, 2006	35,210,904	$35,211	$681,489	$(1,010,791)

The accompanying notes are an integral part of these financial statements.

METASWARM HOLDINGS, INC. AND PREDECESSORS
(Development Stage Company)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005 and the Period
November 5, 2004 (date of inception of predecessor) to December 31, 2006

	Dec. 31, 2006	Dec. 31, 2005	Nov. 5, 2004 to Dec. 31, 2006

CASH FLOWS FROM
OPERATING ACTIVITIES

Net profit (loss)	$(425,803)	$(576,915)	$(1,010,791)

Adjustments to reconcile net loss to
net cash provided by operating activities

Capital stock issued for services	30,000	-	30,000
Depreciation and amortization	9,516	4,468	13,984
Changes in accounts payable	95,618	295,487	407,765

Net Change in Cash from Operations	(290,669)	(276,960)	(559,042)

CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of equipment and patents	(26,573)	(28,836)	(63,996)
Deposit	(50,000)	-	(50,000)

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of common stock
& stock subscriptions	226,700	460,000	686,700

Net Change in Cash	(140,542)	154,204	13,662

Cash at Beginning of Period	154,204	-	-

Cash at End of Period	$13,662	$154,204	$13,662

The accompanying notes are an integral part of these financial statements.

METASWARM HOLDINGS, INC. AND PREDECESSORS
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on November 9, 2006 with authorized common stock of 300,000,000 common shares at a par value of $.001. The Company was organized for the purpose of merging with the companies outlined below.  The merger was completed on November 17, 2006 and the Company was the sole survivor.

Company	Date of	Organization Place
MetaSwarm Holding Ltd	November 5, 2004	British Virgin Islands
MetaSwarm Corporation	November 5, 2004	British Virgin Islands
MetaSwarm Inc	December 13, 2004	Nevada, USA
MetaSwarm Ltd	April 26, 2005	Hong Kong, China

These financial statements have been prepared showing the merger as if it was completed on November 5, 2004, the date of the organization of MetaSwarm Holding Ltd and MetaSwarm Corporation, with the common stock of the Company being issued starting on that date to reflect the equivalent number of shares of common stock that were issued in the predecessors.

The combined companies are in the business of development of a computer program for services as an anti-fraud, anti-spam, relationship analysis, message management, and website validation.

The Company is in the development stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Financial and Concentrations Risk
The Company does not have any concentration or related financial credit risk except that the Company maintains cash in banks over the insured amounts of $100,000, however they are considered to be in banks of high quality.

METASWARM HOLDINGS, INC. AND PREDECESSORS
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefits will not be realized.

On December 31, 2006 the Company had a combined net operating loss available for carryforward of $1,101,791. The tax benefit of approximately $304,000 from the carryforward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has not started full operations. The net operating loss will expire starting in 2024 through 2027.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized on the sale and delivery of a product or the completion of a service provided.

Advertising and Market Development

The company expenses advertising and market development costs as incurred.

METASWARM HOLDINGS, INC. AND PREDECESSORS
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Financial Instruments

The carrying amounts of financial instruments are considered by management to be their estimated fair values due to their short term maturities.

Software Development Costs

Computer software is developed internally for lease or sale to others. All costs of research and development are expensed as incurred. Costs incurred after the completion of the design specifications (working model or technological feasibility), have been reached are capitalized. Capitalized costs, after technological feasibility has been demonstrated, includes additional coding, testing, producing masters, user documentation, and training materials, and allocated indirect costs. Capitalization of software costs cease once the product is available for general release to customers.

The capitalized production costs are amortized beginning when the product is first available for general release to customers, on a straight line basis over a five year period. The remaining unamortized costs are periodically evaluated and adjusted to a net realizable value based on the market conditions, including the estimated revenues to be generated by the product.

On the date of this report capitalization had not been started.

Impairment of Long-Lived Assets

The Company reviews its major assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered to be impaired, the impairment will be recognized in an amount determined by the excess of the carrying amount of the asset over its fair value.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

METASWARM HOLDINGS, INC. AND PREDECESSORS
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006

3. EQUIPMENT

The equipment consists of computers used in the software development and is depreciated over a life of three years.

4. DEPOSIT

The Company made a deposit as a down payment for the purchase of 90% of the stock of Beijing InfoSure Technology Limited for $1,280,000. The balance after the deposit is due six months after September 28, 2006, and may be extended by mutual agreement. The down payment may be lost if there is a failure to complete the agreement.

5. PATENTS PENDING

The patents pending have been filed covering the technology for the development of a computer program for service as an anti-fraud, anti-spam, relationship analysis, message management, and website validation.

6. CAPITAL STOCK

The common capital stock is shown as if the shares were issued on the dates of the issuance of the stock of the merged Companies. All shares issued were private placement shares.

     30,000,000 shares for $25,000 in cash and patents pending

     1,993,904 shares for $640,000 cash resulting from the conversion of convertible notes payable issued by MetaSwarm Corporation, a British Virgin Island Company

     217,000 shares for $21,700 cash

     3,000,000 shares for services

Subsequent to December 31, 2006  102,000 shares were issued for $10,200.

7. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

Officers-directors have acquired 85% of the outstanding common stock and have accounts payable due them of $ 40,318.

8. GOING CONCERN

The Company does not have the necessary working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through, loans from related parties, and equity funding which will enable the Company to conduct operations for the coming year.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Beijing InfoSure Technology Limited

We have audited the accompanying balance sheet of Beijing InfoSure Technology Limited (the “Company”) as of June 30, 2007, and the related statements of income and comprehensive income, stockholders’ equity and cash flow for the year ended June 30, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beijing InfoSure Technology Limited, as of June 30, 2007, the result of its operations and its cash flow for the year ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

August 31, 2007	By:	/s/ BDO Reanda
BDO Reanda
Beijing, PRC

BEIJING INFOSURE TECHNOLOGY LIMITED
BALANCE SHEET
(In US Dollars)

June 30,
2007
ASSETS
Current assets:
Cash and cash equivalents	$35,068
Other receivables	91,860
Total current assets	126,928

Property and equipment, net	238,266
Intangible assets	146,105

Total assets	$511,299

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$60,950
Accruals and other payables	407,440
Accrued payroll and related expense	27,886
Amount due to shareholders	87,297
Total current liabilities	583,573

Total liabilities	583,573

Shareholders’ equity:
Paid-in capital	254,009
Retained earnings	(328,111)
Translation adjustment	1,828

Total shareholders’ equity	(72,274)

Total liabilities and stockholders' equity	$511,299

See accompanying notes to financial statements

BEIJING INFOSURE TECHNOLOGY LIMITED
STATEMENT OF INCOME
AND COMPREHENSIVE INCOME
(In US Dollars)

The year ended June 30
2007

Selling expense	32,503
Research and development	77,036
General and administrative	218,893

Loss from operations	(328,432)

Interest income (expense), net	126
Other income	195

Income before income taxes	(328,111)

Income tax provision	-

Net loss	$(328,111)

Other comprehensive income(loss) :
Net loss	$(328,111)
Translation adjustment	1,828

Comprehensive loss	$(326,283)

See accompanying notes to financial statements.

BEIJING INFOSURE TECHNOLOGY LIMITED
STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

			Accumulated
	Paid-in	Retained	Comprehensive
	Capital	Earnings	Income	Total
Balance at July 1, 2006	$-	$-	$-	$-

Proceed on shareholder investment	254,009	-	-	254,009

Net loss for the period	-	(328,111)		(328,111)

Translation adjustments	-		1,828	1,828

Balance as of June 30, 2007	254,009	(328,111)	1,828	(72,274)

See accompanying notes to financial statements

BEIJING INFOSURE TECHNOLOGY LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007
(The Increase or Decrease in Cash and Cash Equivalents)

The year ended June 30 2007

Cash flows from operating activities:
Net loss	$(328,111)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,510
Changes in operating assets and liabilities:
Other receivables	(89,599)
Accruals and other payable	78,611

Net cash used in operating activities	(329,589)

Cash flows from investing activities:
Purchase of fixed assets	(182,227)
Purchase of intangible assets	(142,509)

Net cash used in investing activities	(324,736)

Cash flows from financing activities:
Proceed on shareholder investment	254,009
Addition of short-term loans	296,000
Deposit of investment agreement	50,000
Due to shareholders	87,297

Net cash provided by financing activities	687,306

Effect of changes in foreign exchange rates	(2,087)

Net increase in cash and cash equivalents	35,068

Cash and cash equivalents, beginning of the year	-

Cash and cash equivalents, end of the year	$35,068

See accompanying notes to financial statements

BEIJING INFOSURE TECHNOLOGY LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – REORGANIZATION AND RECAPITALIZATION

Beijing InfoSure Technology Limited (the “Company”) was originally established on October 20, 2006 in Beijing, the Peoples’ Republic of China (“PRC”) with Company number as 110108009976755, by two shareholders, Haifeng Ju and Changwei Liu and both are appointed as directors.  The consideration for the paid-in capital was RMB2,000,000, and the shareholders represented 40%, and 60% of interest of the Company, respectively as of June 30, 2007.  The Company registered office and place of business is at Tower B，CEC Plaza, No.3 Danling Street, Haidian District,Beijing,100080,China.  The Company’s registered operation period is from 20 October 2006 to 19 October 2036.  The principal activity of the Company is soft development and sales.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Foreign Currency Translations and Transactions

The Renminbi (“RMB”), the national currency of PRC, is the primary currency of the economic environment in which the operations of the Company are conducted.  The Company uses the United States dollars (“U.S. dollars”) for financial reporting purposes.

The Company translates the assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statement of income is translated at average rate during the reporting period.  Adjustments resulting from the translation of financial statements from the functional currency into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income (loss) - translation adjustments.  Gains or losses resulting from transactions in currencies other than the functional currency are reflected in the statements of income for the reporting period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

Accounts Receivable and Concentration of Credit Risk

During the normal course of business, the Company extends unsecured credit to its customers.  Typically credit terms require payment to be made within 90 days of the invoice date. The Company does not require collateral from its customers.  The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions.

Property and equipment

Properties and equipment are recorded at historical cost, net of accumulated depreciation.  The Amount of depreciation is determined using the straight-line method over the shorter of the estimated useful lives and the remaining contractual life related to leasehold improvements, as follows:

Furniture and office equipment	5 years
Accounting Software	2 years
Software	2-5 years
Leasehold improvement	3 years

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts.  When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

BEIJING INFOSURE TECHNOLOGY LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company adopts the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”).  SFAS No.144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets.  Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes” (“SFAS No. 109”).  SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets.  Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. And the deferred tax asset on the loss before tax in the year ended June 30, 2007, is not recognized due to uncertainty of future results for the Company.

The Company is registered at Beijing and subject to an income tax rate at 33% (30% for the central government and 3% for the local government) under the current tax laws of PRC.  Due to the loss for the year ended June 30, 2007, there was no income tax provision.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, other receivables, advance to vendor, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items.  The fair value of amounts due from/to related parties and stockholders are reasonable estimate of their fair value as the amounts will be collected and paid off in a period less than one year.

Research and Development

Research and development costs are expensed as incurred.  The actual research and development expense incurred for the year ended June 30, 2007 was $77,036.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

BEIJING INFOSURE TECHNOLOGY LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), issued by the Financial Accounting Standards Board (“FASB”).  SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements.  The Company has chosen to report comprehensive income (loss) in the statements of income and comprehensive income.  Comprehensive income (loss) is comprised of net income and all changes to stockholders’ equity except those due to investments by owners and distributions to owners.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company will adopt the provisions of SFAS No. 157 beginning in the first quarter of 2008 and therefore, the Company has not yet determined the effect, if any, the adoption of SFAS No. 157 will have on its results of operations or financial position.

In September 2006, the FASB issued FASB Staff Position: “Accounting for Planned Major Maintenance Activities,” (thereafter FSP AUG AIR-1).  FSP AUG AIR-1 addresses the accounting for planned major maintenance activities.  FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting in annual and interim financial reporting periods for planned major maintenance activities, which had previously allowed companies the right to recognize planned major maintenance costs by accruing a liability over several reporting periods before the maintenance was performed. FSP AUG AIR-1 still allows the direct expense, built-in-overhaul and deferral methods of accounting as acceptable, however, it does mandate that companies apply the same method of accounting in both interim and annual financial reporting periods and that the method be retrospectively applied if applicable. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of FSP AUG AIR-1 will have a material effect on its consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

A summary of property and equipment at cost is as follows:

June 30,
2007

Office equipment	103,267
Leasehold improvement	144,509

247,776
Accumulated depreciation	(9,510)

238,266

The depreciation and amortization for the year ended June 30, 2007, were $9,510.

BEIJING INFOSURE TECHNOLOGY LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties	Relationship with the Company

Mr. Haifeng Ju	One of shareholders of the Company
Mr. Changwei Liu	One of the shareholders of the Company

In the year ended June 30, 2007, the Company borrowed $59,709 from shareholders, used for operation activities. And payrolls of $27,588 for the two stockholders are not compensated as of June 30, 2007. Both of above resulted in the amount due to shareholders of $87,297 as of June 30, 2007.

NOTE 5 ─ COMMITMENTS AND CONTINGENCIES

Operating Leases

According to the lease agreement between the Company and the lessor, dated December 29, 2006, the Company agreed to pay the rental of RMB170,227 per month and that the lease terms start from March 1, 2007 to February 28, 2010, and both parties agreed that the rental for the three months from March to May in 2007, and the two months of January in 2008 and 2009 shall be waived.  Based on the above agreement, the Company recorded the monthly rental of RMB146,585 on a straight-line basis.

Future minimum payments required under the lease agreement with the lessor that has an initial or a remaining lease term in excess of one year ended June 30, 2007 are as follows:

Years ended June 30,	Amount

2008	245,993
2009	245,993
2010	156,541

Total	$648,527

NOTE 6─ SIGNIFICANT EVENTS

According to the technology agreement between the Company and METASwarm. Inc(“METASwarm”) with registered in USA on November 2, 2006, the Company has exclusive right to use METASwarm’s EssuranceTM system related technologies only in China market and share not grant to any natural or legal person or to any other non-governmental or governmental entity any rights or interest in the Licensed Technology, whether by way of license, sub-license, assignment or otherwise. The Company was obligated to pay Licensed Fee of $150,000 for first payment within 30 days from the agreement, which has been paid as of June 30, 2007 and was showed in Intangible asset, and to pay a Royalty Fee of using Know-how and Technologies in US dollars by 10% of the Company’s total sales revenue in China market within 30 days of the date of each invoice on monthly basis.

According to the investment agreement between the Company and METASwarm on September 28, 2006, the Company is going to be acquired by METASwarm.  A deposit of $50,000 should be received from METASwarm as down payment of this agreement, and was received as of June 30, 2007 and showed in Accruals and other payables.

According to the loan agreement between the Company and METASwarm on January 31, 2007, the Company gets the short-term loan of $296,000 from METASwarm with zero interest, which was received as of June 30, 2007 and showed in Accruals and other payables. The loan will be matured on January 31, 2008.

PRO FORMA FINANCIAL INFORMATION OF METASWARM, INC.

The Company entered into a contract to purchase all of the outstanding capital interests in Beijing InfoSure Technology Limited (a company organized in China) for $1,280,000 and 200,000 shares of the Company, of which approximately $513,414 and the stock will be paid to shareholders of  Beijing for all of their capital interests, with the remainder to be retained by Beijing for working capital. The Company has made  part payments of $346,000 toward the contract.  The balance  was due six months after September 28, 2006, however, it has been  extended by mutual agreement to September 28, 2007.  The payments  may be lost if there is a failure to complete the agreement.  The Company intends to pay the balance on the contract from the proceeds of a public offering of its stock.

Included in the following are the unaudited, pro-forma, combined balance sheets of  Meta Swarm Inc. (parent) and Beijing InforSure Technology Limited (subsidiary) assuming the acquisition was completed June 30, 2007.

The purchase amount over the book value of the subsidiary is shown as promotional sales rights, covering all areas of China,  and is to be amortized to expense over five years, the estimated life of the rights.

The combined companies will be in the business of   the development and sales of  computer programs for service as an anti-fraud, anti-spam, relationship analysis, message management, and web site validation.

                        NOTES TO BALANCE SHEETS

NOTE 1		Notes
Purchase price
Cash and advances paid	$1,280,000
Stock - estimated value	60,000
Less advance payments paid	(346,000)
Balance due on contract - to be paid from proceeds of public offering	994,000	1-1

Balance due to be distributed as follows
Shareholders of subsidiary
Cash	513,414
Stock - estimated value	60,000
Retained as working capital of subsidiary	420,586	1-2
	994,000

NOTE 2
Purchase of promotional rights – China
Net equity of subsidiary - deficit	72,274	2-1
Amounts to be paid to shareholders of subsidiary - cash and stock	573,414
Total value of promotional rights	645,688	2-2

NOTE 3
Clear intercompany advances and transactions

PRO FORMA FINANCIAL INFORMATION OF METASWARM, INC.

Meta Swarm Inc. (parent) and Beijing InfoSure Technology Ltd. (subsidiary) Combined Balance Sheets 6/30/2007

	MetaSwarm	Beijing InfoSure	Notes	Adjustments	Combined
Assets

Current Assets	29,480	126,928	1, 2	420,586	576,994
Property and Equipment
net of depreciation	28,967	238,266			267,233
Deposits	346,000		3	(346,000)
Patents Pending- net
of amortization	25,311				25,311
Technology Rights-
net on amortization		146,105	3	(146,105)
Promotional Rights			2, 2	645,688	645,688
	429,758	511,299		574,169	1,515,226

Liabilities and Equity

Current Liabilities	980,065	583,573	3	(346,000)	1,217,638
Equity
Shareholder	831,670	254,009	1, 1	994,000	1,825,670
			2	(254,009)
Deficit	(1,381,977)	(328,111)	2	328,111	(1,528,082)
			3	(146,105)
Translation Adjustment		1,828	2	(1,828)
Total Equity	(550,307)	(72,274)	2,1		297,588

	429,758	511,299		574,169	1,515,226

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description
2.1	Agreement and Plan of Merger
2.2	Agreement and Plan of Reorganization
3.1	Articles of Incorporation, as Amended
4.1	Form of Series A Convertible and Redeemable Note
4.2	Form of Series B Convertible Note
4.3	Form of Subscription Agreement
4.4	Form of Amendment to Promissory Note
4.5	Form of Short-Term Convertible and Redeemable Note
4.6	Form of Convertible Loan Agreement (PRC)
4.7	Form of Convertible Note
10.1	Software and Technology Licensing Contract
10.2	Investment Contract

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

METASWARM INC.

Date: October 4, 2007	By:	/s/ Marvin Shannon
Marvin Shannon
Chief Executive Officer